                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                             TENDER OFFER STATEMENT
                    UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)

                       MEDIA SCIENCES INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       MEDIA SCIENCES INTERNATIONAL, INC.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

                   PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    58446X107
                      (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                MICHAEL W. LEVIN
                       MEDIA SCIENCES INTERNATIONAL, INC.
                                40 BOROLINE ROAD
                           ALLENDALE, NEW JERSEY 07401
                                  201-236-1100
                 (Name, address, and telephone number of person
          authorized to receive notices and communications on behalf of filing persons)

                            ------------------------

                            CALCULATION OF FILING FEE

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TRANSACTION VALUATION:                               AMOUNT OF FILING FEE:
$6,159,375 (a)                                       $498.30 (b)
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(a)  Estimated for the purposes of calculating the amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, based upon (a) 547,500 shares of Series A Preferred Stock outstanding as of October 24, 2003, (b) the exchange ratio of 10 shares of
     Common Stock, par value $.001 each, for each share of Preferred Stock pursuant to the Exchange Offer, and (c) the market value per share of
     Common Stock of $1.125, as established by the average of the high and low prices reported as of October 28, 2003, on the American Stock Exchange.

(b)  Previously paid.

[x]  Check the box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         AMOUNT PREVIOUSLY PAID: $498.30
         FORM OR REGISTRATION NO.:  Schedule TO
         FILING PARTY:  Media Sciences International Inc.
         DATE FILED:  November 4, 2003

[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission on
November 4, 2003, relating to our offer to exchange outstanding shares of Series
A preferred stock, par value $0.001 per share, for shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions described in the the Offer of Conversion and Consent Statement, dated November 3, 2003, the related cover letter to preferred shareholders dated November 3, 2003.

Item 12 of Schedule TO is hereby amended and restated as follows so as to add
Exhibit (a)(1)(D), Letter to Preferred Shareholders dated November 4, 2003. The letter is filed as Exhibit 99.5.

ITEM 12: EXHIBITS.

(a)      Exhibit (a)(1)(A)* Offer of Conversion and Consent Statement
         Exhibit (a)(1)(B)* Letter to Preferred Shareholders dated November 3, 2003
         Exhibit (a)(1)(C)* Preferred Shareholder Election Form
         Exhibit (a)(1)(D)  Letter to Preferred Shareholders dated November 4, 2003

(d)      Exhibit (d)*       Form of Restated Certificate of Designation

(g)      Not applicable.

(h)      Not applicable.

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*  Previously filed.

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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    MEDIA SCIENCES INTERNATIONAL, INC.

                                    By:/s/ Michael W. Levin
                                       -------------------------------
                                       Michael W. Levin
                                       President

Dated:  November 5, 2003

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Index to Exhibits

Exhibit 99.1*   Exhibit (a)(1)(A) Offer of Conversion and Consent Statement
Exhibit 99.2*   Exhibit (a)(1)(B) Letter to Preferred Shareholders
                                  dated November 3, 2003
Exhibit 99.3*   Exhibit (a)(1)(C) Preferred Shareholder Election Form
Exhibit 99.4*   Exhibit (d)       Form of Restated Certificate of Designation
Exhibit 99.5    Exhibit (a)(1)(D) Letter to Preferred Shareholders
                                  dated November 4, 2003

*  Previously filed.

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